UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

 [X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2008
or

[  ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from  __________ to __________.

Commission File Number 0-11733

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

CITY HOLDING COMPANY
401(k) Plan and Trust

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

City Holding Company
25 Gatewater Road
Charleston, West Virginia  25313

City Holding Company
401(k) Plan and Trust

Form 11-K

Year Ended December 31, 2008

Required Information

The City Holding Company 401(k) Plan and Trust (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Accordingly, in lieu of the requirements of Items 1-3 of this section, the Plan is filing financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA. The following financial statements and supplemental schedules, attached hereto, are filed as part of the Annual Report:

Report of Independent Registered Public Accounting Firm	1
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-9
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	10

Item 9(b) – Exhibits:
Exhibit 23 – Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Board of Directors
City Holding Company

We have audited the accompanying statements of net assets available for benefits of the City Holding Company 401(k) Plan and Trust (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required, nor were we not engaged to, perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/  Gibbons & Kawash
Charleston, WV

June 22, 2009

City Holding Company
401(k) Plan and Trust
Statements of Net Assets Available for Benefits

	December 31
	2008	2007
Assets
Investments at fair value:
Mutual and commingled funds	$18,435,207	$21,730,805
Common stock of City Holding Company	10,410,110	12,725,422
Participant loans	1,407,796	1,377,862

Net assets available for benefits	$30,253,113	$35,834,089

The accompanying notes are an integral part of these financial statements.

City Holding Company
401(k) Plan and Trust
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2008

Additions	2008
Investment income:
Interest and dividends	$542,902
542,902

Contributions:
Contributions from employer	650,869
Contributions from employees	1,773,290
2,424,159
Total additions	2,967,061

Deductions
Net depreciation in fair value of investments	3,437,815
Withdrawals and benefits paid directly to participants	5,093,422
Administrative expenses	16,800
Total payments and expenses	8,548,037

Net decrease	(5,580,976)

Net assets available for benefits:
Beginning of year	35,834,089
End of year	$30,253,113

The accompanying notes are an integral part of these financial statements.

CITY HOLDING COMPANY 401(K) PLAN AND TRUST

Notes to Financial Statements

1. Significant Accounting Policies

Basis of Accounting

The accounting records of the City Holding Company 401(k) Plan and Trust (the Plan) are maintained on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash equivalents are short-term, highly liquid investments. The market value of cash equivalents approximates cost.

Investments

The Plan determines the fair value of its investment in City Holding Company common stock based on the stock’s quoted trade price. Investments in mutual and commingled funds are valued at the Plan’s proportionate share of the quoted fair value of net assets in each fund as of December 31, 2008 and 2007.  Investments in fully benefit-responsive investment contracts, which are required to be reported at fair value, are carried at contract value, which the Plan has determined approximates at fair value.

The participant loans are valued at their outstanding balances, which approximate fair value.

Each participant may designate the percentage of his or her contributions to be invested into any of the investment options, offered by the Plan.

Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

CITY HOLDING COMPANY 401(K) PLAN AND TRUST

Notes to Financial Statements

1. Significant Accounting Policies (Continued)

Fair Value Measurements

Effective January 1, 2008, the Plan adopted statement of Financial Accounting Standard No. 157 “Fair Value Measurements.”  Refer to Note 6 for disclosures provided for fair value measurements.

2. Description of Plan

The following description of the Plan provides general only information. Participants should refer to the Summary Plan Description for a complete description of the Plan’s provisions.

General

The Plan is a defined contribution savings plan covering all employees of City Holding Company and its subsidiaries (the Company) who are eligible for participation in the plan the first day of the month subsequent to date of hire or attaining the age of 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

The Company’s contribution consists of a 50% match of the first 6% of each eligible participant’s contribution as directed by the participant's investment elections. If a participant does not elect investment options, all contributions are invested in the default fund, as defined in the Plan agreement.

Participant Accounts

Participants may elect to contribute, on a salary-deferral basis, up to 15% of annual compensation, subject to federal income tax limits. Included in participant contributions are approximately $66,000 and $81,000 in 2008 and 2007, respectively, of participant account balances rolled-over from previous employer plans. Participants may elect, on an annual basis, to have the dividends on their investment in Plan sponsor stock to be paid directly to the participant or reinvested in the participant’s account in the Plan sponsor stock.

Vesting

Participants are immediately vested in all contributions, the employer match, and earnings thereon when they are made to the Plan.

CITY HOLDING COMPANY 401(K) PLAN AND TRUST

Notes to Financial Statements

2. Description of Plan (Continued)

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from 1-5 years or for a reasonable time period if for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a reasonable rate. Participant assets are utilized to pay administrative fees associated with processing participant loans. Principal and interest is paid ratably through semi-monthly payroll deductions.

Payment of Benefits

Benefits, representing each participant’s share in the Plan, are generally payable upon the participating employee’s death, retirement, disability, or separation from the Company. Benefits are payable in the form of cash, stock, or a combination thereof.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the plan subject to the provisions of ERISA.

3. Federal Income Taxes

The Plan has received a determination letter from the Internal Revenue Service dated May 6, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

4. Related Party Transactions

The Company provides certain accounting and administrative services to the Plan without charge. The Company also pays certain administrative costs on behalf of the Plan, including legal and accounting fees.

City National Bank of West Virginia, a subsidiary of the Company, is the trustee of the Plan’s assets.

CITY HOLDING COMPANY 401(K) PLAN AND TRUST

Notes to Financial Statements

5.  Investments

During 2008, the Plan’s investments (including investments purchased and sold as well as those held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized (Depreciation) in Fair Value of Investments

Mutual and commingled funds	$(4,564,121)
Common/collective trusts	349,153
Common stock	777,153
Total	$(3,437,815)

The fair values of individual investments that represent 5% or more of the Plan’s net assets are as follows:

		December 31
		2008	2007

*	City Holding Company common stock	$10,410,110	$12,725,422
	Federated Capital Preservation Fund	8,445,896	7,462,792
	American Funds American Balanced Fund	2,668,221	2,834,724

*	Party-in-interest

6.  Fair Values of Financial Instruments

Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standard No. 157, (“SFAS No. 157), “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value under accounting principles generally accepted in the United States, and enhances disclosures about fair value measurements.  The application of SFAS 157 in situations where the market for a financial asset is not active was clarified by the issuance of FSP No. SFAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” in October 2008.

CITY HOLDING COMPANY 401(K) PLAN AND TRUST

Notes to Financial Statements

6.  Fair Values of Financial Instruments (Continued)

SFAS No. 157 defines fair value as the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

SFAS No. 157 establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.  The fair value hierarchy established by SFAS No 157 is as follows:

Level 1:  Quoted prices (unadjusted) or identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2:  Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3:  Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Plan used the following methods and significant assumptions to estimate fair value for assets and liabilities recorded at fair value.

Mutual and commingled funds.  Mutual funds are reported at fair value utilizing Level 1 inputs, determined by quoted prices on nationally recognized exchanges.  Commingled funds are reported at fair value utilizing Level 2 inputs, determined by fair values of the underlying assets in such funds.

Common Stock of City Holding Company.  Common Stock of City Holding Company is reported at fair value utilizing Level 1 inputs.  The fair value of the common stock for City Holding Company is determined by the closing price reported on NASDAQ.

Participant Loans.  Participant loans are reported at amortized cost which approximates fair value.

CITY HOLDING COMPANY 401(K) PLAN AND TRUST

Notes to Financial Statements

6.  Fair Values of Financial Instruments (Continued)

The following table represents assets and liabilities measured at fair value on a recurring basis at December 31, 2008:

	Total	Level 1	Level 2	Level 3
Mutual and commingled funds	$18,435,207	$9,989,311	$8,445,896	-
Common Stock of City Holding Company	10,410,110	10,410,110	-	-
Participant Loans	1,407,796	-	-	1,407,796

The table below presents a reconciliation for all assets measured at fair value on a recurring basis for Level 3 assets for the year ended December 31, 2008.

Participant Loans
Beginning Balance, January 1, 2008	$1,377,862
Issuances and principal receipts	29,934
Ending Balance, December 31, 2008	$1,407,796

	City Holding Company
	401(k) Plan and Trust
	Plan: 002 EIN: 550619957
	Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
	December 31, 2008

	(b)	(c)		(e)
	Identity of Issue, Borrower,	Description of		Current
(a)	Lessor, or Similar Party	Investment		Value

	Common stock:
*	City Holding Company common stock	299,313	Shares	$10,410,110

	Investments in mutual or commingled funds:
	Federated Capital Appreciation Fund	91,308	Units	1,369,624
	Federated Capital Preservation Fund	844,590	Units	8,445,896
	Federated Kaufmann Fund	300,525	Units	1,081,890
	Federated Intercontinental Fund A	9	Units	296
	Federated Short-Term Income Fund	110,147	Units	871,266
	Federated Max-Cap Index Fund	50,875	Units	517,912
	Federated Stock Trust Fund	23,720	Units	416,997
	Federated Total Return Bond Fund	46,435	Units	472,712
	American Funds American Balanced Fund	193,911	Units	2,668,221
	American Funds EuroPacific Growth Fund	41,014	Units	1,130,335
	American Funds Washington Mutual Investor Fund	8,208	Units	175,150
	American Funds AMCAP Fund	17,639	Units	212,024
	Alger Large Cap Growth Institutional Fund	32,392	Units	279,217
	Baron Small Cap Fund	53,038	Units	755,264
	T. Rowe Price Retirement 2030 Fund	3,153	Units	34,876
	T. Rowe Price Retirement 2040 Fund	321	Units	3,527
				18,435,207

	Participant loans	Interest at 5.00%-9.25%, maturing through May 2018
				1,407,796

	Total			$30,253,113

	Column (d), cost, has been omitted, as investments are participant-directed.
*	Indicates a party-in-interest to the Plan.

Pursuant to the requirements of the Securities and Exchange Act of 1934, City Holding Company has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

City Holding Company
401(k) Plan and Trust

/s/ Craig G. Stilwell
Craig G. Stilwell
Plan Administrator

June 22, 2009